



Eric Jackson · 2nd in

Early-PayPal. CEO of CapLinked. Co-founder of TransitNet. Author of "The PayPal Wars."

Long Beach, California, United States · 500+ connections · Contact info

TransitNet

Stanford University

Featured

CapLinked is pleased to announce new investment banki clients--we're excited to welcome Piper Sandler, Raymor James, and Stephens Inc. CapLinked helps deals run sm and keeps shared data safe with the world's best informa

CapLinked Announces New Investment Banking Client

finance.yahoo.com • 2 min read

27 · 7 Comments

Experience

CEO, Co-Founder

TransitNet

Jan 2018 – Present · 2 yrs 11 mos

Greater Los Angeles Area

TransitNet (https://www.transitnet.io) provides tools to assist with title verification for cryptographic assets. Our first product, the Asset Collision Identifier, lets service providers check for the collision of crypto wallets.



CEO, Co-Founder
CapLinked
2010 – Present · 10 yrs
Greater Los Angeles Area

CapLinked (https://www.caplinked.com/) makes it safe for companies to share information with outside parties. Its clients include Fortune 1000 companies such as Roche, Ernst & Young, Hess, KPMG, DaVita Healthcare Partners, and FTI Consulting. The Wall Street Journal called CapLinked "the go-to place for setting up and closing deals," and Inc. Magazine nar ...**see mor**



Member
FES LLC - Financial Enterprise Services
Jun 2015 – Present · 5 yrs 6 mos
Greater Los Angeles Area

FES LLC makes strategic investments in technology companies and provides value-add advisory services to management teams in fintech, SaaS, online media, and other sectors.



Board Member
CritiqueIt Inc.
2008 – 2015 · 7 yrs

Member of the Board of Directors for a technology company that made cloud-based collaboration software. CritiqueIt was acquired in 2018 by 2U, Inc. (Nasdaq: TWOU).

CEO & Co-Founder
World Ahead Media
2004 – 2009 · 5 yrs

Founded media firm with a focus on non-fiction and world affairs. Integrated online marketing and distribution as key components of business model. Grew annual net revenue to 7-figures and generated an operating profit after just 3 full years in operation. Achieved successful exit when the company was acquired by a distribution partner in 2008.

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Education



Stanford University
BA, Economics w/honors
1994 – 1998

- Peformed grant-funded thesis research on Silicon Valley entrepreneurship.
- Studied Russian history and economics in Moscow, Russia, Fall '96.
- Served as editor-in-chief of "The Stanford Review" newspaper.
- Student representative to the Board of Trustees' Finance Committee. Other members included Charles Schwab and Condoleezza Rice.
- Oversaw distribution of funds to student groups for ASSU appropriations committee.



